SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEPHROS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

640671103
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Lambda Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	15,317,943
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	15,317,943
11	Aggregate Amount Beneficially Owned by Each Reporting Person	15,317,943
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	70.74%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	15,320,776
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	15,320,776
11	Aggregate Amount Beneficially Owned by Each Reporting Person	15,320,776
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	70.74%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	15,320,776
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	15,320,776
11	Aggregate Amount Beneficially Owned by Each Reporting Person	15,320,776
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	70.74%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	15,320,776
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	15,320,776
11	Aggregate Amount Beneficially Owned by Each Reporting Person	15,320,776
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	70.74%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	15,320,776
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	15,320,776
11	Aggregate Amount Beneficially Owned by Each Reporting Person	15,320,776
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	70.74%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D modifies and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2007 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Nephros, Inc. (the “Company”), as amended by Amendment No. 1 to the Statement filed with the Commission on February 12, 2010 (“Amendment No. 1” and, together with the initial Schedule 13D, the “Statement”).  Except to the extent amended or supplemented by the information contained in this Amendment No. 2, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended to add the following:

The consideration for the shares of Common Stock and warrants to purchase shares of Common Stock acquired by the Reporting Persons as part of the units pursuant to the Purchase Agreement (as defined below) was $1,203,885, which Lambda paid out of its general funds.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

On October 1, 2010, Lambda loaned the Company $500,000 (the “Loan”) pursuant to a secured promissory note (the “Promissory Note”).  The Loan bore interest at a rate of 12% per annum, was scheduled to mature on April 1, 2011, although the Company could prepay the Loan at any time without penalty, and was secured by a first priority lien on all of the Company’s assets.  The proceeds of the Loan were to be used to fund the Company’s operations.  In consideration for the Loan, the Promissory Note provided for the payment to Lambda of an 8% sourcing/transaction fee ($40,000) and required the Company to reimburse Lambda up to an aggregate of $100,000 for legal fees incurred in connection with the Loan and the Rights Offering (as defined below).

Pursuant to the Promissory Note, the Company was required to undertake a registered rights offering and use the proceeds thereof to, among other things, pay off the Loan.  On October 1, 2010, the Company filed a registration statement on Form S-1 (the “Registration Statement”) with the Commission with respect to an offering of rights (the “Rights Offering”) to its existing stockholders (except Lambda) to purchase up to 175,000,000 units (“Units”) for a price of $0.02 per Unit, with each Unit consisting of one share of Common Stock and one warrant to purchase 0.924532845 shares of Common Stock at an exercise price of $0.02 per share for a period of five years following the issue date of such warrant.  The Registration Statement was declared effective on January 31, 2011 and the Rights Offering was completed on March 10, 2011.  The Company’s stockholders (excluding Lambda) subscribed for 99,297,082 Units, resulting in gross proceeds of approximately $2.0 million to the Company.

In connection with the Loan and the Rights Offering, Lambda entered into a purchase agreement on October 1, 2010 with the Company (the “Purchase Agreement”), whereby Lambda committed to purchase, through a private placement, 60,194,226 Units, which equals the number of Units that would otherwise have been available to Lambda to purchase pursuant to the exercise of its basic subscription privilege in the Rights Offering, for a price of $0.02 per Unit, provided certain conditions were met, including that stockholders of the Company not affiliated with Lambda subscribe for at least 87,500,000 Units in the Rights Offering.  Such conditions were satisfied and, on March 10, 2011, Lambda purchased 60,194,226 shares of Common Stock and warrants to purchase 55,651,539 shares of Common Stock at an exercise price of $0.02 per share, for an aggregate of approximately $1.2 million.

Under the terms of the Purchase Agreement, the Company entered into a registration rights agreement with Lambda (the “Registration Rights Agreement”) on March 10, 2011, pursuant to which the Company agreed to file, within 30 days after the closing of the Rights Offering, a registration statement on Form S-1 (or other appropriate form if the Company is not then eligible to use Form S-3) covering the resale of the Units sold under the Purchase Agreement, Lambda’s Class D Warrants (as defined below) and the shares of Common Stock issuable upon exercise of Lambda’s Class D Warrants and the warrants issued pursuant to the Purchase Agreement.  The Company agreed to pay all expenses associated with such registration statement and the resale of shares by Lambda under such registration statement and agreed to use its reasonable best efforts to keep such registration statement continuously effective until such time as all securities registered on such registration statement have been sold or are eligible for sale without restriction under all applicable securities laws.

On March 11, 2011, the Company effected a 1-for-20 reverse stock split (the “Reverse Stock Split”). After giving effect to the Reverse Stock Split, the numbers of shares of Common Stock and warrants acquired by Lambda pursuant to the Purchase Agreement were automatically adjusted to 3,009,711 shares of Common Stock and warrants to purchase 2,782,576 shares of Common Stock at an exercise price of $0.40 per share.

Immediately prior to the Rights Offering, Lambda held Class D warrants (“Class D Warrants”) to purchase 7,190,811 shares of Common Stock at an exercise price of $0.90 per share.  The Rights Offering triggered the full-ratchet anti-dilution provisions of the Class D Warrants and, as a result, Lambda’s Class D Warrants became exercisable for 323,586,495 shares of Common Stock (before giving effect to the Reverse Stock Split) at an exercise price of $0.02 per share.  In connection with the Rights Offering and the Purchase Agreement, Lambda surrendered for cancellation Class D Warrants to purchase 147,454,988 shares of Common Stock (or 7,372,749 shares after giving effect to the Reverse Stock Split).  Lambda’s remaining Class D Warrants, after giving effect to the Reverse Stock Split and the anti-dilution provisions of the Class D Warrants, are exercisable for 8,806,575 shares of Common Stock at an exercise price of $0.40 per share.  In addition, the terms of Lambda’s remaining Class D Warrants were amended to expire on March 9, 2016, which is the same expiration date as the warrants issued in the Rights Offering and under the Purchase Agreement.

The Reporting Persons hold the Common Stock and warrants to purchase Common Stock acquired pursuant to the Purchase Agreement and the Class D Warrants for investment purposes.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws, or  instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.  However, each of the Reporting Persons retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to add the following:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of March 21, 2011, calculated as described below, are as follows:

Lambda Investors LLC
(a) Amount beneficially owned:	15,317,943	Percent of class:	70.74%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			15,317,943
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			15,317,943

Wexford Capital LP
(a) Amount beneficially owned:	15,320,776	Percent of class:	70.74%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			15,320,776
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			15,320,776

Wexford GP LLC
(a) Amount beneficially owned:	15,320,776	Percent of class:	70.74%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			15,320,776
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			15,320,776

Charles E. Davidson
(a) Amount beneficially owned:	15,320,776	Percent of class:	70.74%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	15,320,776
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	15,320,776

Joseph M. Jacobs
(a) Amount beneficially owned:	15,320,776	Percent of class:	70.74%
(b) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	15,320,776
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	15,320,776

Each aggregate number of shares of Common Stock beneficially owned listed above was calculated by taking the number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person and increasing such number, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and options to purchase shares of Common Stock beneficially owned by such Reporting Person.  Each of the percentages listed above was determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person (calculated in accordance with the previous sentence) by 10,065,117, the number of shares of Common Stock outstanding as of March 21, 2011 (after giving effect to the Rights Offering), based on information provided by the Company, increased, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and options to purchase shares of Common Stock beneficially owned by such Reporting Person.

Wexford Capital may, by reason of its status as managing member of Lambda, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Lambda.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Lambda and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of Lambda.

Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended to add the following:

The disclosure concerning the Loan, Promissory Note, Purchase Agreement and Registration Rights Agreement and related transactions contained in Item 4 is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Exhibits

10.1
Senior Secured Note dated October 1, 2010 issued to Lambda Investors LLC (incorporated by reference to Exhibit 10.56 to the Company’s Registration Statement on Form S-1, filed with the Commission on October 1, 2010).

10.2
Form of Registration Rights Agreement by and between the Company and Lambda Investors LLC (incorporated by reference to Exhibit 10.57 to the Company’s Registration Statement on Form S-1, filed with the Commission on October 1, 2010).

10.3
Purchase Agreement, dated as of October 1, 2010, by and between the Company and Lambda Investors LLC (incorporated by reference to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on December 22, 2010).

*99.1	Joint Filing Agreement by and among Lambda, Wexford Capital, Wexford GP, Davidson and Jacobs.
______________
* Filed herewith.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2011

LAMBDA INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Partner and Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Nephros, Inc.

Dated: March 21, 2011	LAMBDA INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Partner and Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS